UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                Amendment No. 16

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                         THE PEP BOYS - MANNY MOE & JACK
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)


                                    713278109
                                 (CUSIP Number)


                                 Lawrence Cutler
                              D.B. Zwirn & Co, L.P.
                          745 Fifth Avenue, 18th Floor
                               New York, NY 10151

                                 (646) 720-9100
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                SEPTEMBER 5, 2008
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                         (Continued on following pages)

                              (Page 1 of 15 Pages)

CUSIP NO. 713278109               SCHEDULE 13D/A              PAGE 2 OF 15 PAGES


---------------- ---------------------------------------------------------------
        1        NAME OF REPORTING PERSON
                 D.B. Zwirn Special Opportunities Fund, L.P.
---------------- ---------------------------------------------------------------
        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                 (see instructions)                                 (a) [X]
                                                                    (b) [ ]
---------------- ---------------------------------------------------------------
        3        SEC USE ONLY
---------------- ---------------------------------------------------------------
        4        SOURCE OF FUNDS (see instructions)
                      WC
---------------- ---------------------------------------------------------------
        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                 REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                [ ]
---------------- ---------------------------------------------------------------
        6        CITIZENSHIP OR PLACE OF ORGANIZATION
                      Delaware
---------------- ---------------------------------------------------------------
     NUMBER OF               7    SOLE VOTING POWER
     SHARES                            52,944
     BENEFICIALLY     ----------  ----------------------------------------------
     OWNED BY                8    SHARED VOTING POWER
     EACH                              none
     REPORTING        ----------  ----------------------------------------------
     PERSON                  9    SOLE DISPOSITIVE POWER
     WITH                              52,944
                      ----------  ----------------------------------------------
                            10    SHARED DISPOSITIVE POWER
                                       none
---------------- ---------------------------------------------------------------
       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                      52,944
---------------- ---------------------------------------------------------------
       12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES (see instructions)                          [ ]
---------------- ---------------------------------------------------------------
       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      0.10%
---------------- ---------------------------------------------------------------
       14        TYPE OF REPORTING PERSON (see instructions)
                      PN
---------------- ---------------------------------------------------------------

CUSIP NO. 713278109               SCHEDULE 13D/A              PAGE 3 OF 15 PAGES

---------------- ---------------------------------------------------------------
        1         NAME OF REPORTING PERSON
                  D.B. Zwirn Special Opportunities Fund, Ltd.
---------------- ---------------------------------------------------------------
        2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
                  (see instructions)
                                                                    (b) [ ]
---------------- ---------------------------------------------------------------
        3         SEC USE ONLY
---------------- ---------------------------------------------------------------
        4         SOURCE OF FUNDS (see instructions)
                  WC
---------------- ---------------------------------------------------------------
        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(D) OR 2(E)                        [ ]
---------------- ---------------------------------------------------------------
        6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Cayman Islands
---------------- ---------------------------------------------------------------
                           7          SOLE VOTING POWER
NUMBER OF                             368,259
SHARES                ----------  ----------------------------------------------
BENEFICIALLY               8          SHARED VOTING POWER
OWNED BY                              none
EACH                  ----------  ----------------------------------------------
REPORTING                  9          SOLE DISPOSITIVE POWER
PERSON                                368,259
WITH                  ----------  ----------------------------------------------
                          10          SHARED DISPOSITIVE POWER
                                      none
---------------- ---------------------------------------------------------------
       11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      368,259
---------------- ---------------------------------------------------------------
       12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES (see instructions) [ ]
---------------- ---------------------------------------------------------------
       13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      0.71%
---------------- ---------------------------------------------------------------
      14           TYPE OF REPORTING PERSON (see instructions)
                       CO
---------------- ---------------------------------------------------------------

CUSIP NO. 713278109               SCHEDULE 13D/A              PAGE 4 OF 15 PAGES

---------------- ---------------------------------------------------------------
        1         NAME OF REPORTING PERSON
                  HCM/Z Special Opportunities Fund LLC
---------------- ---------------------------------------------------------------
        2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
                  (see instructions)
                                                                    (b) [ ]
---------------- ---------------------------------------------------------------
        3         SEC USE ONLY
---------------- ---------------------------------------------------------------
        4         SOURCE OF FUNDS (see instructions)
                  WC
---------------- ---------------------------------------------------------------
        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(D) OR 2(E)                        [ ]
---------------- ---------------------------------------------------------------
        6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Cayman Islands
---------------- ---------------------------------------------------------------
                           7          SOLE VOTING POWER
NUMBER OF                             108,281
SHARES                ----------  ----------------------------------------------
BENEFICIALLY               8          SHARED VOTING POWER
OWNED BY                              none
EACH                  ----------  ----------------------------------------------
REPORTING                  9          SOLE DISPOSITIVE POWER
PERSON                                108,281
WITH                  ----------  ----------------------------------------------
                          10          SHARED DISPOSITIVE POWER
                                      none
---------------- ---------------------------------------------------------------
       11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      108,281
---------------- ---------------------------------------------------------------
       12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES (see instructions) [ ]
---------------- ---------------------------------------------------------------
       13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      0.21%
---------------- ---------------------------------------------------------------
      14           TYPE OF REPORTING PERSON (see instructions)
                      OO
---------------- ---------------------------------------------------------------

CUSIP NO. 713278109               SCHEDULE 13D/A              PAGE 5 OF 15 PAGES

---------------- ---------------------------------------------------------------
        1         NAME OF REPORTING PERSON
                  D.B. Zwirn & Co., L.P.
---------------- ---------------------------------------------------------------
        2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
                  (see instructions)
                                                                    (b) [ ]
---------------- ---------------------------------------------------------------
        3         SEC USE ONLY
---------------- ---------------------------------------------------------------
        4         SOURCE OF FUNDS (see instructions)
                  OO
---------------- ---------------------------------------------------------------
        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(D) OR 2(E)                        [ ]
---------------- ---------------------------------------------------------------
        6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
---------------- ---------------------------------------------------------------
                           7          SOLE VOTING POWER
NUMBER OF                             529,484
SHARES                ----------  ----------------------------------------------
BENEFICIALLY               8          SHARED VOTING POWER
OWNED BY                              none
EACH                  ----------  ----------------------------------------------
REPORTING                  9          SOLE DISPOSITIVE POWER
PERSON                                529,484
WITH                  ----------  ----------------------------------------------
                          10          SHARED DISPOSITIVE POWER
                                      none
---------------- ---------------------------------------------------------------
       11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      529,484
---------------- ---------------------------------------------------------------
       12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES (see instructions) [ ]
---------------- ---------------------------------------------------------------
       13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      1.02%
---------------- ---------------------------------------------------------------
      14           TYPE OF REPORTING PERSON (see instructions)
                      PN
---------------- ---------------------------------------------------------------

CUSIP NO. 713278109               SCHEDULE 13D/A              PAGE 6 OF 15 PAGES

---------------- ---------------------------------------------------------------
        1         NAME OF REPORTING PERSON
                  DBZ GP, LLC
---------------- ---------------------------------------------------------------
        2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
                  (see instructions)
                                                                    (b) [ ]
---------------- ---------------------------------------------------------------
        3         SEC USE ONLY
---------------- ---------------------------------------------------------------
        4         SOURCE OF FUNDS (see instructions)
                  OO
---------------- ---------------------------------------------------------------
        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(D) OR 2(E)                        [ ]
---------------- ---------------------------------------------------------------
        6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
---------------- ---------------------------------------------------------------
                           7          SOLE VOTING POWER
NUMBER OF                             529,484
SHARES                ----------  ----------------------------------------------
BENEFICIALLY               8          SHARED VOTING POWER
OWNED BY                              none
EACH                  ----------  ----------------------------------------------
REPORTING                  9          SOLE DISPOSITIVE POWER
PERSON                                529,484
WITH                  ----------  ----------------------------------------------
                          10          SHARED DISPOSITIVE POWER
                                      none
---------------- ---------------------------------------------------------------
       11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      529,484
---------------- ---------------------------------------------------------------
       12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES (see instructions) [ ]
---------------- ---------------------------------------------------------------
       13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      1.02%
---------------- ---------------------------------------------------------------
      14           TYPE OF REPORTING PERSON (see instructions)
                      OO
---------------- ---------------------------------------------------------------

CUSIP NO. 713278109               SCHEDULE 13D/A              PAGE 7 OF 15 PAGES

---------------- ---------------------------------------------------------------
        1         NAME OF REPORTING PERSON
                  Zwirn Holdings, LLC
---------------- ---------------------------------------------------------------
        2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
                  (see instructions)
                                                                    (b) [ ]
---------------- ---------------------------------------------------------------
        3         SEC USE ONLY
---------------- ---------------------------------------------------------------
        4         SOURCE OF FUNDS (see instructions)
                  OO
---------------- ---------------------------------------------------------------
        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(D) OR 2(E)                        [ ]
---------------- ---------------------------------------------------------------
        6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
---------------- ---------------------------------------------------------------
                           7          SOLE VOTING POWER
NUMBER OF                             529,484
SHARES                ----------  ----------------------------------------------
BENEFICIALLY               8          SHARED VOTING POWER
OWNED BY                              none
EACH                  ----------  ----------------------------------------------
REPORTING                  9          SOLE DISPOSITIVE POWER
PERSON                                529,484
WITH                  ----------  ----------------------------------------------
                          10          SHARED DISPOSITIVE POWER
                                      none
---------------- ---------------------------------------------------------------
       11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      529,484
---------------- ---------------------------------------------------------------
       12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES (see instructions) [ ]
---------------- ---------------------------------------------------------------
       13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      1.02%
---------------- ---------------------------------------------------------------
      14           TYPE OF REPORTING PERSON (see instructions)
                      OO
---------------- ---------------------------------------------------------------

CUSIP NO. 713278109               SCHEDULE 13D/A              PAGE 8 OF 15 PAGES

---------------- ---------------------------------------------------------------
        1         NAME OF REPORTING PERSON
                  Daniel B. Zwirn
---------------- ---------------------------------------------------------------
        2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
                  (see instructions)
                                                                    (b) [ ]
---------------- ---------------------------------------------------------------
        3         SEC USE ONLY
---------------- ---------------------------------------------------------------
        4         SOURCE OF FUNDS (see instructions)
                  OO
---------------- ---------------------------------------------------------------
        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(D) OR 2(E)                        [ ]
---------------- ---------------------------------------------------------------
        6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           United States
---------------- ---------------------------------------------------------------
                           7          SOLE VOTING POWER
NUMBER OF                             529,484
SHARES                ----------  ----------------------------------------------
BENEFICIALLY               8          SHARED VOTING POWER
OWNED BY                              none
EACH                  ----------  ----------------------------------------------
REPORTING                  9          SOLE DISPOSITIVE POWER
PERSON                                529,484
WITH                  ----------  ----------------------------------------------
                          10          SHARED DISPOSITIVE POWER
                                      none
---------------- ---------------------------------------------------------------
       11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      529,484
---------------- ---------------------------------------------------------------
       12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES (see instructions) [ ]
---------------- ---------------------------------------------------------------
       13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      1.02%
---------------- ---------------------------------------------------------------
      14           TYPE OF REPORTING PERSON (see instructions)
                      IN
---------------- ---------------------------------------------------------------

CUSIP NO. 713278109               SCHEDULE 13D/A              PAGE 9 OF 15 PAGES

         This Amendment No. 16 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on November 21, 2005, as amended by that certain Amendment No. 1 filed with the SEC on December 9, 2005, that certain Amendment No. 2 filed with the SEC on December 22, 2005, that certain Amendment No. 3 filed with the SEC on February 15, 2006, that certain Amendment No. 4 filed with the SEC on March 28, 2006, that certain Amendment No. 5 filed with the SEC on May 22, 2006, that certain Amendment No. 6 filed with the SEC on May 24, 2006, that certain Amendment No. 7 filed with the SEC on July 13, 2006, that certain Amendment No. 8 filed with the SEC on August 3, 2006, that certain Amendment No. 9 filed with the SEC on September 6, 2006, that certain Amendment No. 10 filed with the SEC on September 22, 2006, that certain Amendment No. 11 filed with the SEC on October 4, 2006, that certain Amendment No. 12 filed with the SEC on November 21, 2006, that certain Amendment No. 13 filed with the SEC on April 4, 2007, that certain Amendment No. 14 filed with the SEC on October 2, 2007, that certain Amendment No. 15 filed with the SEC on December 6, 2007 (collectively, the "Statement") by and on behalf of the Reporting Entities (as defined in Item 2) and others with respect to the common stock, par value $1.00 per share (the "Common Stock"), of The Pep Boys - Manny Moe & Jack, a Pennsylvania corporation (the "Company"), in order to disclose that, as more fully set forth in Items 2 and 4 below, the Reporting Entities have determined to no longer file a joint statement on Schedule 13D with the Barington Entities (as defined below). The principal executive offices of the Company are located at 3111 West Allegheny Avenue, Philadelphia, Pennsylvania 19132.

Item 2.           IDENTITY AND BACKGROUND.

         Item 2 of the Statement is hereby amended and restated as follows:

         (a) - (c) This Statement is being filed by D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund, Ltd., HCM/Z Special Opportunities LLC, D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC and Daniel B. Zwirn (each, a "Reporting Entity" and, collectively, the "Reporting Entities").

         The Reporting Entities have previously reported together with Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Investments, L.P., Barington Companies Advisors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC, Barington Capital Group, L.P., LNA Capital Corp., James A. Mitarotonda, RJG Capital Partners, L.P., RJG Capital Management, LLC and Ronald J. Gross (collectively, the "Barington Entities") regarding their respective interests in the Common Stock because they might have been deemed to constitute a "group" with respect to such Common Stock for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As of the close of business on September 5, 2008, the Reporting Entities and the Barington Entities decided to make decisions regarding their respective investments in shares of Common Stock independently of each other, and in particular will no longer act together for the purpose of acquiring, holding, disposing of or voting securities of the Company. As a result, the Reporting Entities disclaim membership in any "group" with the Barington Entities, for purposes of Section 13(d)(3) of the Exchange Act or otherwise, and will no longer be filing a joint Statement on Schedule 13D with the Barington Entities.

CUSIP NO. 713278109               SCHEDULE 13D/A             PAGE 10 OF 15 PAGES

         The Reporting Entities note that they and the Barington Entities each were parties to an Agreement with the Company, dated as of August 2, 2006 (the "Agreement"), described in, and filed as an exhibit to, Amendment No. 8 to this Statement, but each disclaim membership in any "group" for the foregoing purposes by reason of any continuing rights or obligations that may exist under the Agreement.

         D.B. Zwirn Special Opportunities Fund, L.P. is a Delaware limited partnership formed to be a private investment fund. The address of the principal business and principal office of D.B. Zwirn Special Opportunities Fund, L.P. is 745 Fifth Avenue, 18th Floor, New York, New York 10151.

         D.B. Zwirn Special Opportunities Fund, Ltd. is an exempted company organized under the laws of the Cayman Islands formed to be a private investment fund. The address of the principal business and principal office of D.B. Zwirn Special Opportunities Fund, Ltd. is c/o GlobeOp Financial Services LLC, 156 West 56th Street, 6th Floor, New York, NY 10019. HCM/Z Special Opportunities LLC is an exempted company organized under the laws of the Cayman Islands formed to be used as an investment vehicle. The address of the principal business and principal office of HCM/Z Special Opportunities LLC is c/o Highbridge Capital Corporation, Corporate Centre, 4th Floor, 27 Hospital Road, Grand Cayman, Cayman Islands, British West Indies. There are no officers of D.B. Zwirn Special Opportunities Fund, Ltd. or HCM/Z Special Opportunities LLC. The directors of D.B. Zwirn Special Opportunities Fund, Ltd. and HCM/Z Special Opportunities LLC and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference in this Item 2.

         The manager of D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund, Ltd. and HCM/Z Special Opportunities LLC is D.B. Zwirn & Co., L.P. D.B. Zwirn & Co., L.P. is a Delaware limited partnership. The principal business of D.B. Zwirn & Co., L.P. is acting as the manager of D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund, Ltd. and HCM/Z Special Opportunities LLC. The address of the principal business and principal office of D.B. Zwirn & Co., L.P. is 745 Fifth Avenue, 18th Floor, New York, New York 10151. The general partner of D.B. Zwirn & Co., L.P. is DBZ GP, LLC. DBZ GP, LLC is a Delaware limited liability company that acts as the general partner of D.B. Zwirn & Co., L.P. The address of the principal business and principal office of DBZ GP, LLC is 745 Fifth Avenue, 18th Floor, New York, New York 10151.

         The managing member of DBZ GP, LLC is Zwirn Holdings, LLC. Zwirn Holdings, LLC is a Delaware limited liability company that acts as the managing member of DBZ GP, LLC. The address of the principal business and principal office of Zwirn Holdings, LLC is 745 Fifth Avenue, 18th Floor, New York, New York 10151. Daniel B. Zwirn is the managing member of Zwirn Holdings, LLC. The business address of Mr. Zwirn is c/o D.B. Zwirn & Co., L.P., 745 Fifth Avenue, 18th Floor, New York, New York 10151.

         The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

CUSIP NO. 713278109               SCHEDULE 13D/A            PAGE 11 OF 15 PAGES

        (d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Daniel B. Zwirn is a citizen of the United States.

Item 4.           PURPOSE OF TRANSACTION.

Item 4 of the Statement is hereby amended and restated as follows:

         As discussed in Item 2 above, the Reporting Entities are no longer filing a joint statement on Schedule 13D with the Barington Entities. As of the close of business on September 5, 2008, each of the Reporting Entities has ceased to be the beneficial owner of more than five percent of the Issued and Outstanding Shares (as defined in Item 5).

         Each of the Reporting Entities continues to beneficially own the shares of Common Stock to which this Statement relates for investment purposes in the ordinary course of business pursuant to the investment strategies of D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund, Ltd. and HCM/Z Special Opportunities LLC.

         Except as set forth in this Item 4, none of the Reporting Entities have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of
Schedule 13D. Depending on various factors, the Company's financial position and business strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Entities may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, voting their shares of Common Stock to support or oppose the acquisition of the Company, tendering into an offer to purchase the Company's Common Stock, purchasing additional shares of Common Stock or any of the Company's debt or equity securities, selling or otherwise disposing of some or all of their shares of Common Stock or any of the Company's debt or equity securities, short selling or otherwise hedging some or all of their shares of Common Stock or any of the Company's debt or equity securities, in each case, in the open market or in privately negotiated transactions or otherwise, or changing their intention with respect to any and all matters referred to in this
Item 4. The Reporting Entities intend to review their investment in the Company on a continuing basis and may or may not engage in discussions with management of the Company and/or any potential acquirer of the Company concerning the business, operations and future plans of the Company.

Item 5.                INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Statement is hereby amended and restated as follows:

CUSIP NO. 713278109               SCHEDULE 13D/A            PAGE 12 OF 15 PAGES

         (a) As of the close of business on September 5, 2008, D.B. Zwirn Special Opportunities Fund, L.P. beneficially owns 52,944 shares of Common Stock, representing approximately 0.10% of the shares of Common Stock presently outstanding based upon the 51,797,703 shares of Common Stock reported by the Company to be issued and outstanding as of May 30, 2008 in its Form 10-Q filed with the Securities and Exchange Commission on June 11, 2008 (the "Issued and Outstanding Shares"). As of the close of business on September 5, 2008, D.B. Zwirn Special Opportunities Fund, Ltd. and HCM/Z Special Opportunities LLC beneficially own 368,259 shares and 108,281 shares of Common Stock, respectively, representing approximately 0.71% and 0.21%, respectively, of the Issued and Outstanding Shares.

         As the manager of D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund, Ltd. and HCM/Z Special Opportunities LLC, D.B. Zwirn & Co., L.P. may be deemed to beneficially own the 52,944 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., the 368,259 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd. and the 108,281 shares of Common Stock beneficially owned by HCM/Z Special Opportunities LLC, constituting an aggregate of 529,484 shares, representing approximately 1.02 % of the Issued and Outstanding Shares. As general partner of D.B. Zwirn & Co., L.P., DBZ GP, LLC may be deemed to beneficially own the 52,944 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., the 368,259 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd. and the 108,281 shares of Common Stock beneficially owned by HCM/Z Special Opportunities LLC, constituting an aggregate of 529,484 shares, representing approximately 1.02% of the Issued and Outstanding Shares. As the managing member of DBZ GP, LLC, Zwirn Holdings, LLC may be deemed to beneficially own the 52,944 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., the 368,259 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd. and the 108,281 shares of Common Stock beneficially owned by HCM/Z Special Opportunities LLC, constituting an aggregate of 529,484 shares, representing approximately 1.02% of the Issued and Outstanding Shares. As the managing member of Zwirn Holdings, LLC, Daniel B. Zwirn may be deemed to beneficially own the 52,944 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., the 368,259 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd. and the 108,281 shares of Common Stock beneficially owned by HCM/Z Special Opportunities LLC, constituting an aggregate of 529,484 shares, representing approximately 1.02% of the Issued and Outstanding Shares. Mr. Zwirn has sole voting and dispositive power with respect to the 52,944 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., the 359,259 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd. and the 108,281 shares of Common Stock beneficially owned by HCM/Z Special Opportunities LLC. Mr. Zwirn disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

         The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

CUSIP NO. 713278109               SCHEDULE 13D/A            PAGE 13 OF 15 PAGES

         (b) Each of the Reporting Entities may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph (a).

         (c) Not applicable.

         (d) Not applicable.

         (e) As a result of the Reporting Entities no longer being deemed to be a "group" with any of the Barington Entities, as more fully set forth in Items 2 and 4 above, each of the Reporting Entities ceased to be the beneficial owner of more than five percent of the Issued and Outstanding Shares as of the close of business on September 5, 2008.

         Each of the other Reporting Entities may be deemed to have sole voting and dispositive power with respect to the shares each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Entities within the same chain of ownership report sole voting and dispositive power with respect to such shares. Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on such person's relationship to the other Reporting Entities within the same chain of ownership. Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Statement is hereby amended and supplemented as follows:

         The Reporting Entities are parties to an agreement with respect to the joint filing of this Statement, and any amendments thereto. A copy of such agreement is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Statement is hereby amended and supplemented as follows:

EXHIBIT NO.                EXHIBIT DESCRIPTION

      24.1      Power of attorney for Daniel B. Zwirn dated November 7, 2007.
      99.1 Agreement of Joint Filing among D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund, Ltd., HCM/Z Special Opportunities LLC, D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC and Daniel B. Zwirn dated June 16, 2008 (which supersedes and replaces the Agreement of Joint Filing dated April 3, 2007, as previously filed as Exhibit 99.13 to the
                Schedule 13D/A filed with the SEC on April 4, 2007, with respect to the Reporting Entities).

CUSIP NO. 713278109               SCHEDULE 13D/A            PAGE 14 OF 15 PAGES


                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: September 8, 2008


D.B. ZWIRN SPECIAL OPPORTUNITIES         D.B. ZWIRN SPECIAL OPPORTUNITIES
FUND, L.P.                               FUND, LTD.
By: D.B. Zwirn & Co., L.P.               By: D.B. Zwirn & Co., L.P.
By: DBZ GP, LLC,                         By: DBZ GP, LLC,
    its General Partner                      its General Partner
By: Zwirn Holdings, LLC,                 By: Zwirn Holdings, LLC,
    its Managing Member                      its Managing Member

D.B. ZWIRN & CO., L.P.                   ZWIRN HOLDINGS, LLC
By: DBZ GP, LLC,
    its General Partner
By: Zwirn Holdings, LLC,
    its Managing Member


DBZ GP, LLC                              HCM/Z SPECIAL OPPORTUNITIES LLC
By: Zwirn Holdings, LLC,                 By: D.B. Zwirn & Co., L.P.
    its Managing Member                  By: DBZ GP, LLC,
                                             its General Partner
                                         By: Zwirn Holdings, LLC,
                                             its Managing Member




                             By: /s/ Lawrence D. Cutler
                                 ----------------------------------
                           Name:  Lawrence D. Cutler
                           Title: Authorized Signatory


/s/ Lawrence D. Cutler
---------------------------------
LAWRENCE D. CUTLER, as Attorney-in-
Fact for Daniel B. Zwirn

CUSIP NO. 713278109               SCHEDULE 13D/A            PAGE 15 OF 15 PAGES


                                   SCHEDULE I

            Directors of D.B. Zwirn Special Opportunities Fund, Ltd.

     Name and Position              Principal Occupation              Principal Business Address

      Daniel B. Zwirn          Managing Partner of D.B. Zwirn              745 Fifth Avenue
         Director                        & Co., L.P.                          18th Floor
                                                                          New York, NY 10151

       Alison Nolan              Managing Director of Athena            Ugland House, 113 South
         Director                 International Management      Church Street, George Town, Grand Cayman
                                          Limited

       Gary Linford          Managing Director of DirectorsPlus      Grand Pavillion, 802 West Bay
         Director                          Limited                Road, Grand Cayman, Cayman Islands



                  Directors of HCM/Z Special Opportunities LLC

     Name and Position              Principal Occupation              Principal Business Address

      Glenn R. Dubin             Managing Member/Co-Founder               9 West 57th Street
         Director                   of Highbridge Capital                     27th Floor
                                 Management and Co-Chairman               New York, NY 10019
                                  of Dubin & Swieca Capital
                                         Management

     Hugh G. Thompson          Senior Vice President of Maples               PO Box 1093GT
         Director                      Finance Limited                     Queensgate House
                                                                      South Church Street, George
                                                                                 Town
                                                                         Grand Cayman, Cayman
                                                                                Islands

                                                                    EXHIBIT 24.1

                               POWER OF ATTORNEY

The undersigned hereby appoints David C. Lee and Lawrence D. Cutler, or either of them, his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, any amendments thereto and any related documentation which may be required to be filed in his individual capacity as a result of the undersigned's beneficial ownership of, or participation in a group with respect to, securities directly or indirectly beneficially owned by D.B. Zwirn & Co., L.P. or any of its affiliates, and granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof. The authority of David C. Lee and Lawrence D. Cutler, or either of them, under this Power of Attorney shall continue with respect to the undersigned until the undersigned is no longer required to file Schedule l3Ds, Schedule l3Gs, Forms 3, Forms 4, or Forms 5 unless revoked earlier in writing.

Date:                                         November 7, 2007

                                              /s/ Daniel B. Zwirn
                                              ---------------------------
                                              Daniel B. Zwirn

                                                                    EXHIBIT 99.1

                           JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13D-1(k)1

         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: September 8, 2008


D.B. ZWIRN SPECIAL OPPORTUNITIES         D.B. ZWIRN SPECIAL OPPORTUNITIES
FUND, L.P.                               FUND, LTD.
By: D.B. Zwirn & Co., L.P.               By: D.B. Zwirn & Co., L.P.
By: DBZ GP, LLC,                         By: DBZ GP, LLC,
    its General Partner                      its General Partner
By: Zwirn Holdings, LLC,                 By: Zwirn Holdings, LLC,
    its Managing Member                      its Managing Member

D.B. ZWIRN & CO., L.P.                   ZWIRN HOLDINGS, LLC
By: DBZ GP, LLC,
    its General Partner
By: Zwirn Holdings, LLC,
    its Managing Member


DBZ GP, LLC                              HCM/Z SPECIAL OPPORTUNITIES LLC
By: Zwirn Holdings, LLC,                 By: D.B. Zwirn & Co., L.P.
    its Managing Member                  By: DBZ GP, LLC,
                                             its General Partner
                                         By: Zwirn Holdings, LLC,
                                             its Managing Member




                             By: /s/ Lawrence D. Cutler
                                 ----------------------------------
                           Name:  Lawrence D. Cutler
                           Title: Authorized Signatory


/s/ Lawrence D. Cutler
---------------------------------
LAWRENCE D. CUTLER, as Attorney-in-
Fact for Daniel B. Zwirn